SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 4) (1)

                              Stonepath Group, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   861837102
                                   ---------
                                 (CUSIP Number)

                         Bruce Galloway and Gary Herman
             c/o Strategic Turnaround Equity Partners, L.P. (Cayman)
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-0581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 6, 2007
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following
box.                    |X|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

_______________________

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------                                          -------------------
CUSIP No. 861837102                   13D
-------------------                                          -------------------

--------- ----------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Strategic Turnaround Equity Partners, L.P.(Cayman)          98-0498777

--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS *   WC

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                 |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Cayman Islands

--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER             0
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER           3,955,590
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER        0
                         ----- -------------------------------------------------
      PERSON WITH        10    SHARED DISPOSITIVE POWER      3,955,590

------------------------ ----- -------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,955,590 (1)

--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             8.31% (1)

--------  ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                            PN

--------- ----------------------------------------------------------------------

(1) On the basis of 47,581,919. This is comprised of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006, plus 3,804,768 shares of common stock which we believe have been issued subsequent to the filing of the 10Q as discussed above.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 861837102                   13D
-------------------                                          -------------------

--------- ----------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Galloway Capital Management LLC                             90-0000838

--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS *   N/A

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                 |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER             0
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER           3,955,590
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER        0
                         ----- -------------------------------------------------

      PERSON WITH        10    SHARED DISPOSITIVE POWER      3,955,590
------------------------ ----- -------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,955,590 (1)

--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             8.31% (1)

--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                            OO

--------- ----------------------------------------------------------------------

(1) On the basis 47,581,919. This is comprised of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006, plus 3,804,768 shares of common stock which we believe have been issued subsequent to the filing of the 10Q as discussed above.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 861837102                   13D
-------------------                                          -------------------

--------- ----------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gary L. Herman                                                    N/A
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS *   PF

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                 |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States

--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER             60,000(1)
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER           3,955,590
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER        60,000(1)
                         ----- -------------------------------------------------

      PERSON WITH        10    SHARED DISPOSITIVE POWER      3,955,590
------------------------ ----- -------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,015,590 (1)
--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             8.43% (2)

--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                            IN
--------- ----------------------------------------------------------------------

(1)   This includes 30,000 shares of common stock held by the Gary Herman, IRA.

(2) On the basis of 47,581,919. This is comprised of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006, plus 3,804,768 shares of common stock which we believe have been issued subsequent to the filing of the 10Q as discussed above.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 861837102                   13D
-------------------                                          -------------------

--------- ----------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Bruce Galloway                                                     N/A

--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS *   PF

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                 |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States

--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                      864,199(1)
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                    3,955,590
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                864,199 (1)
                         ----- -------------------------------------------------

      PERSON WITH        10    SHARED DISPOSITIVE POWER                3,955,590
------------------------ ----- -------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,819,789 (1)

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            10.12% (2)

--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                            IN

--------- ----------------------------------------------------------------------

(1) This includes 748,749 shares of common stock held by Mr. Galloway through the Bruce Galloway, IRA, 55,000 shares of common stock owned by Mr. Galloway's children, Justin and Alana, for which Mr. Galloway has the power to vote and dispose and 60,450 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion.

(2) On the basis of 47,581,919. This is comprised of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006, 3,804,768 shares of common stock which we believe have been issued subsequent to the filing of the 10Q as discussed above.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer.
The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of Stonepath Group, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at World Trade Center, 2200 Alaskan Way, Suite 200, Seattle, WA 98121.

Item 2.       Identity and Background.
This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)   Cayman Islands limited partnership
                                                      General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC                       Delaware limited liability company
                                                      Managing Member - Gary L. Herman
                                                      Managing Member - Bruce Galloway

Bruce Galloway                                        Citizenship - United States
                                                      Managing Member - Galloway Capital
                                                      Management LLC
                                                      Managing Member - Strategic Turnaround
                                                      Equity Partners, L.P. (Cayman)

Gary L. Herman                                        Citizenship - United States
                                                      Managing Member - Galloway Capital
                                                      Management LLC
                                                      Managing Member - Strategic Turnaround
                                                      Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Messrs. Galloway and Herman.

Item 4.       Purpose of Transaction.
All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) made purchases or dispositions of Common Stock on the open market with its working capital:

--------------------------------------------------------------------------------
Date             Number of Shares Acquired       Price Per Share
                 (Disposed)
--------------------------------------------------------------------------------
3/29/07                  30,000                      $0.1998
--------------------------------------------------------------------------------
3/30/07                  30,000                      $0.2000
--------------------------------------------------------------------------------
4/05/07                  99,100                      $0.1300
--------------------------------------------------------------------------------
4/18/07                (145,400)                     $0.1142
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.


The Reporting Parties have decided to withdraw their Proxy Consent Solicitation based on further due diligence of the current and future business prospects of the Issuer. The Reporting Persons do not have any deals, arrangements or agreements with the management or members of the board of directors of the Issuer.


The Reporting Persons have no plans at this time to conduct a future proxy consent solicitation, or to pursue an acquisition or change in control of the Issuer. The Reporting Persons will continue to monitor their investment and evaluate whether to purchase additional shares or sell all or a portion of their shares.

Item 5.       Interest in Securities of the Issuer.
(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 3,955,590 shares of Common Stock, representing approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission 3,804,768 shares of common stock which we believe have been issued subsequent to the filing of the 10Q as discussed above on November 14, 2006. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 3,955,590 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 3,955,590 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 3,955,590 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 864,199 shares of common stock directly held by Mr. Galloway, 748,740 are held by Mr. Galloway through the Bruce Galloway, IRA, 55,000 shares of common stock are owned by Mr. Galloway's children, Justin and Alana, for which Mr. Galloway has the power to vote and dispose, and 60,450 shares of common stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion.

Gary L. Herman directly beneficially owns 60,000 shares of common stock, 30,000 shares of which are held individually and 30,000 shares are held through the Gary Herman, IRA.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               Strategic Turnaround Equity Partners, L.P.
                               (Cayman)

July 6, 2007                   By:/s/ Gary Herman
                                  ---------------
                               Name: Gary Herman
                               Title: Managing Member of Galloway Capital
                               Management LLC, the General Partner of Strategic
                               Turnaround Equity Partners, L.P. (Cayman)


                               Galloway Capital Management, LLC

July 6, 2007                   By:/s/ Bruce Galloway
                                  ------------------
                               Name: Bruce Galloway
                               Title: Managing Member


                               Gary L. Herman

July 6, 2007                   /s/ Gary L. Herman
                               ------------------


                               Bruce Galloway

July 6, 2007                   /s/ Bruce Galloway
                               ------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).